QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

Arch Capital Group Ltd. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges and Preference Dividends
(in thousands, except ratios)

	3 Mo. Ended	Years Ended December 31,
	March 31, 2006	2005	2004	2003	2002	2001
Income (Loss) Before Income Taxes and Extraordinary Item and Cumulative effect of Accounting Change	$143,714	$285,435	$343,127	$306,500	$54,540	$24,144
Deduct: Equity in net income (loss) of investees	—	—	1,211	3,011	2,175	2,608
Fixed Charges:
Add:
Interest and amortization on indebtedness	5,555	22,504	17,970	1,410	—	—
Estimate of interest component within rental expense net of sublease (income)(1)	1,186	3,700	4,133	2,900	1,067	(44)

Subtotal	150,455	311,639	364,019	307,799	53,432	21,492

Preference Dividends	2,667	—	—	—	—	—

Income (Loss) Available for Fixed Charges	153,122	311,639	364,019	307,799	53,432	21,492

Fixed Charges:
Interest and amortization on indebtedness	5,555	22,504	17,970	1,410	—	—
Estimate of interest component within rental expense net of sublease (income)(1)	1,186	3,700	4,133	2,900	1,067	(44)

Total Fixed Charges	6,741	26,204	22,103	4,310	1,067	(44)

Preference Dividends	2,667	—	—	—	—	—

Total Fixed Charges and Preference Dividends	9,408	26,204	22,103	4,310	1,067	(44)

Ratio of Earnings to Fixed Charges	22.7	11.9	16.5	71.4	50.1	488.5

Ratio of Earnings to Fixed Charges and Preference Dividends	16.3	11.9	16.5	71.4	50.1	488.5

(1)
Represents a reasonable approximation of the interest cost component of rental expense net of sublease (income) incurred by the Company.

QuickLinks

Arch Capital Group Ltd. and Subsidiaries Computation of Ratio of Earnings to Fixed Charges and Preference Dividends (in thousands, except ratios)